UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D
                                Amendment No. 1

                                FoneFriend, Inc.
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                                (Name of Issuer)


                         Common Stock, $0.001 Par Value
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                         (Title of Class of Securities)


                                  34460E 10 1
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                                 (CUSIP Number)


                             Harold H. Martin, Esq.
                         17111 Kenton Drive, Suite 204B
                            Cornelius, North Carolina
                                 (704) 894-9760

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                January 16, 2004
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

CUSIP NO.:  34460E 10 1              13D                       Page 1 of 6 Pages


(1)  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Gary A. Rasmussen

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(2)  CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP       (a)  [   ]
     (See  Instructions)                                             (b)  [   ]

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(3)  SEC USE ONLY

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(4)  SOURCE OF FUNDS (See Instructions)

     OO

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(5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                [   ]

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(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

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             I   (7)  SOLE VOTING POWER
             I        4,945,958
             I   ---  ---------------------------------------------------------
NUMBER OF    I   (8)  SHARED VOTING POWER
SHARES       I        -0-
BENEFICIALLY I   ---  ---------------------------------------------------------
OWNED BY     I   (9)  SOLE DISPOSITIVE POWER
EACH         I        4,945,958
REPORTING    I   ---  ---------------------------------------------------------
PERSON WITH  I   (10) SHARED DISPOSITIVE POWER
             I        -0-
             I   ---  ---------------------------------------------------------

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,603,058

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(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (See Instructions)                                    [ X ]

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(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     25.0%

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(14) TYPE OF REPORTING PERSON (See Instructions)

     IN
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Item 1.  Security and Issuer

     This  Amendment No.1 to Schedule 13D (this "Statement") amends that certain
Schedule 13D, dated January 17, 2003, of Gary A. Rasmussen. It relates to the common stock, $0.001 par value per share, of FoneFriend Inc., a Delaware corporation ("FoneFriend" or "FoneFriend, Inc."). The principal executive offices of FoneFriend are located at 2722 Loker Ave. West, Suite G, Carlsbad, CA 92008.

Item 2.  Identity and Background.

       (a)  This Statement is being filed by Gary A. Rasmussen.

       (b) The business address of Mr. Rasmussen is 2722 Loker Ave. West, Suite G, Carlsbad, CA 92008.

       (c) Mr. Rasmussen is presently a consultant to FoneFriend, a provider of Voice over IP communications services and products. Its address is 2722 Loker Ave. West, Suite G, Carlsbad, CA 92008.

       (d)-(e) During the last five years, Mr. Rasmussen was convicted in a criminal proceeding for violation of Environmental Protection Laws regarding the transportation of hazardous waste without a permit. As a result of his conviction, he received a sentence of ten months. Mr. Rasmussen vehemently denies any culpability and believes he was wrongfully convicted through intentional prosecutorial misconduct. In the opinion of his legal counsel and management of the company, this conviction has no bearing on Mr. Rasmussen's honesty, veracity or his engagement with FoneFriend and does not reflect upon his ability to diligently perform his duties. Except for that conviction, Mr. Rasmussen has not been convicted in any other criminal proceeding (excluding traffic violations and similar misdemeanors), nor has he been subject to a judgment, decree, or final order in a civil proceeding enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       (f)  Mr. Rasmussen is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

     Mr. Rasmussen acquired an additional 3,000,000 shares of common stock of FoneFriend, Inc. on January 16, 2004 for a total acquisition price of $3,000.00. Mr. Rasmussen's accrued and unpaid salary account with FoneFriend, Inc. was debited by this amount in payment for the shares.

     Mr. Rasmussen and FoneFriend, Inc. are parties to a Consulting Services Agreement, dated November 20, 2002 (the "Consulting Agreement"), pursuant to which Mr. Rasmussen provides certain consulting services to FoneFriend, Inc. in accordance with the terms and conditions contained in the Consulting Agreement. In particular, he renders advice to the executive management of FoneFriend, Inc. with respect to, among other things, operational planning, financial planning and strategic transactions. Under the Consulting Agreement, a copy of which is attached as Exhibit 7.1 hereto, Mr. Rasmussen is entitled to a base fee, an incentive fee and stock options, as well as other compensation benefits. The Consulting Agreement was amended pursuant to a First Amendment To The Consulting Agreement, dated November 22, 2003 (the "Amendment To Consulting Agreement"), in order to provide additional compensation to Mr. Rasmussen inasmuch as FoneFriend, Inc. was in breach of the compensation provisions of the Consulting Agreement. A past due amount equal to $86,000.00 was agreed to be paid with 10% interest within twelve months of the date of the Amendment To Consulting Agreement. In addition, Mr. Rasmussen was entitled to purchase an additional 3,000,000 shares of common stock of FoneFriend, Inc. at a price of $.001 per share, one-half of which is to be registered on a Form S-8 Registration Statement and the rest of which are to be restricted common stock without registration rights. A copy of the Amendment To Consulting Agreement is attached as Exhibit 7.2 hereto.

     Mr. Rasmussen, through a revocable living trust, is the General Partner of a Family Limited Partnership, Rochester Capital Partners, L.P. (hereinafter "RCP"), which holds 428,625 shares of FoneFriend, Inc. As General Partner of RCP, Mr. Rasmussen has sole voting power and sole dispositive power over these shares. However, Mr. Rasmussen expressly disclaims beneficial ownership of 342,900 of said shares (80% of the RCP shares). These shares are held by RCP for the benefit of Mr. Rasmussen's former wife and their three minor children. Mr. Rasmussen declares that he is the beneficial owner of 85,725 shares held in the name of RCP (20% of the RCP shares). Hence, Mr. Rasmussen has reported on this Amendment No. 1 to Schedule 13D that he has beneficial ownership of 4,603,058 shares of common stock of FoneFriend, Inc., and he disclaims beneficial ownership of the 342,900 shares of common stock which are held by RCP.

Item 4.  Purpose of the Transaction.

     (a)-(j). The purpose of the transaction that was the subject of this Amendment No.1 to Schedule 13D was to allow Mr. Rasmussen to acquire additional shares of common stock of FoneFriend, Inc. as partial compensation for a breach by FoneFriend, Inc. of the payment provisions under the Consulting Agreement.

     Except as set forth above or in other Items of this Statement (which Items are incorporated hereby by reference), Mr. Rasmussen does not have any plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

          (a) Mr. Rasmussen has sole voting and dispositive power with respect to 4,945,958 shares of FoneFriend, Inc. common stock. However, he expressly disclaims beneficial ownership of 342,900 shares of FoneFriend, Inc. common stock that are owned by RCP. Therefore Mr. Rasmussen should be deemed the beneficial owner of 4,603,058 shares of FoneFriend, Inc. common stock, representing approximately 25.0% of the 18,399,444 outstanding shares of FoneFriend, Inc. common stock as of January 21, 2004.

          (b) Gary A. Rasmussen has sole voting and dispositive power with respect to 4,945,958 shares of FoneFriend, Inc. common stock. Accordingly, Mr. Rasmussen might be deemed to control approximately 26.9% of the 18,399,444 outstanding shares of FoneFriend, Inc. common stock as of January 21, 2004.

          (c) Mr. Rasmussen has not effected any transaction in FoneFriend, Inc. common stock during the past 60 days, except for his acquisition of shares of FoneFriend, Inc. common stock pursuant to the Amendment To Consulting Agreement, which transaction is described above in Item 3.

          (d) Mr. Rasmussen has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the 4,603,058 shares of FoneFriend, Inc. common stock beneficially owned by him. Mr. Rasmussen has the power to direct the receipt of dividends from, or the proceeds from the sale of, the 342,900 shares of FoneFriend, Inc. common stock held in the name of Rochester Capital Partners, LP, a family limited partnership, and beneficially owned by his former wife and their three minor children. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Mr. Rasmussen does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of FoneFriend, Inc., including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be filed as Exhibits.

         Exhibit 7.1 --    Consulting Services Agreement, dated November 20,
                           2002, between Gary A. Rasmussen and FoneFriend, Inc.

         Exhibit 7.2 --    First Amendment To Consulting Services Agreement,
                           dated November 22, 2003, between Gary A. Rasmussen and FoneFriend, Inc.



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                                     /s/ Gary A. Rasmussen
                                                     ---------------------
                                              Name:  Gary A. Rasmussen
                                              Title: Consultant

Dated:  January 21, 2004